UNITED STATES
[redacted]CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

08033044

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34473

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2007 (MM/DD/YY) AND ENDING September 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McClurg Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 North Gate Suite 301
(No and Street)

San Rafael (City) California (State) 94903 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David McClurg (415) 472-1445
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

PROCESSED
NOV 25 2008
THOMSON REUTERS

SEC
Mail Processing
Section
NOV 19 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David McClurg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McClurg Capital Corporation, as of September 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of CALIFORNIA
County of MARIN
Subscribed and sworn (or affirmed) to before me this 24th day of October, 2008 by David McClurg ~~personally known to me or~~ proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public

Signature

PRES.
Title

WILLIAM P. LYNCH JR.
COMM. #1576159
NOTARY PUBLIC • CALIFORNIA
MARIN COUNTY
Comm. Exp. MAY 24, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
McClurg Capital Corporation:

We have audited the accompanying statement of financial condition of McClurg Capital Corporation (the Company) as of September 30, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McClurg Capital Corporation as of September 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
November 14, 2008

We Focus & Care[SM]

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

McClurg Capital Corporation
Statement of Financial Condition
September 30, 2008

Assets

Cash and cash equivalents	$ 425,834
Receivable from brokers, dealers and clearing firm	71,008
Marketable securities, available for sale	45,855
Deposit with clearing firm	39,232
Equipment and furniture, net	16,994
Broker advances	15,800
Deposits	4,508
Total assets	$ 619,231

Liabilities and Stockholders' Equity

Liabilities	
Commissions payable	$ 68,647
Employee compensation and benefits payable	68,378
Income tax payable	4,231
Total liabilities	141,256
Stockholders' equity	
Common stock, no par value, 1,000,000 shares authorized, 822,000 shares issued and outstanding	16,063
Retained earnings	441,447
Unrealized gains (losses) on marketable securities, available for sale	20,465
Total stockholders' equity	477,975
Total liabilities and stockholders' equity	$ 619,231

The accompanying notes are an integral part of these financial statements.

McClurg Capital Corporation
Statement of Income
For the Year Ended September 30, 2008

Revenues	
Commissions income	$ 1,011,253
Fee based income	1,033,933
Insurance income	1,316,270
Interest income	12,564
Net dealer inventory and investment gains (losses)	8,397
Other income	470
Total revenues	3,382,887
Expenses	
Employee compensation and benefits	813,071
Commissions and floor brokerage	2,329,949
Communications	31,915
Occupancy and equipment rental	63,664
Other operating expenses	92,791
Total expenses	3,331,390
Net income (loss) before income tax provision	51,497
Income tax provision	12,547
Net income (loss)	$ 38,950

The accompanying notes are an integral part of these financial statements.

McClurg Capital Corporation
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2008

	Common Stock	Retained Earnings	Unrealized Gain (loss) Marketable Securities, Available For Sale	Total	Comprehensive Income
Balance at September 30, 2007	$ 16,063	$ 402,497	$ 38,444	$ 457,004	
Gain (loss) on marketable securities available for sale	–	–	(10,665)	(10,665)	$ (10,665)
Reclassification adjustment of realized gains included in net income	–	–	(7,314)	(7,314)	(7,314)
Net income (loss)	–	38,950	–	38,950	38,950
Balance at September 30, 2008	$ 16,063	$ 441,447	$ 20,465	$ 477,975	$ 20,971

The accompanying notes are an integral part of these financial statements.

McClurg Capital Corporation
Statement of Cash Flows
For the Year Ended September 30, 2008

Cash flows from operating activities:		
Net income (loss)		$ 38,950
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	$ 9,633	
Realized gain on marketable securities	(8,397)	
(Increase) decrease in assets:		
Accounts receivable	12,120	
Receivable from brokers, dealers and clearing firm	(15,765)	
Deposit with clearing firm	(850)	
Broker advances	3,450	
Increase (decrease) in liabilities:		
Commissions payable	(46,433)	
Employee compensation and benefits payable	15,061	
Income tax payable	(1,153)	
Total adjustments		(32,379)
Cash and cash equivalents provided by (used in) operating activities		6,571
Cash flows from investing activities:		
Proceeds from sale of marketable securities	12,387	
Cash and cash equivalents provided by (used in) investing activities		12,387
Cash flows from financing activities:		-
Net increase (decrease) in cash and cash equivalents		18,958
Cash and cash equivalents at beginning of the year		406,876
Cash and cash equivalents at end of the year		$ 425,834
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 918	
Cash paid for income taxes	$ 13,700	

Supplemental disclosures of non-cash transactions:
As of September 30, 2008, the Company had included $10,665 of the current year's unrealized losses in other comprehensive income, and reclassified $7,314 from other comprehensive income to operating income.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

McClurg Capital Corporation ("the Company") is a California corporation registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended. The Company was incorporated on June 26, 1985 and began operations on October 1, 1985. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company does not handle or maintain securities in its physical possession nor does it maintain customer accounts. All transactions for accounts of customers are cleared through another member firm on a fully disclosed basis.

The entire balance of receivable from broker/dealer and clearing organizations is due from the Company's clearing broker. The Company operates primarily in the Northern California region and the majority of sales are within the fixed income, stock, and mutual fund markets. The Company received commission revenue from five brokers that represents more than 29% of its revenues for the year ended September 30, 2008.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ form those estimates.

Receivable from brokers, dealers and clearing organizations represent commissions earned on security transactions, which are recorded on a trade date basis. Commission receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company considers all investments that are purchased with a maturity of three months or less to be cash equivalents. The Company includes money market accounts as cash equivalents.

Investment in marketable securities is being classified as available-for-sale. These securities are valued at quoted market value and consist of equity securities held for investment. The resulting difference between cost and market value is included as an element of stockholders' equity, net of deferred taxes.

Advertising costs are expended as incurred.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Security transactions are recorded on a trade date basis. Order flow income is recognized upon receipt. Fee-based income is recognized when received.

Equipment and furniture are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Equipment and furniture are depreciated over their estimated useful lives ranging from five (5) to seven (7) years by the straight-line method.

The Company has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for the reporting and presentation of comprehensive income and its components in financial statements. Comprehensive income includes net income and "other comprehensive income," which includes charges or credits to equity that are not the result of transactions to shareholders. The Company's only material component of "other comprehensive income" is unrealized gain or loss on securities available for sale.

Income taxes are provided for current taxes payable or refundable, and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates.

Note 2: MARKETABLE SECURITIES, AVAILABLE FOR SALE

The Company maintains an investment in common stock of the NASDAQ stock Market, Inc. These investments are carried at their market value of $45,855 at September 30, 2008. The Company considers these marketable securities as available-for-sale as defined by FASB 115, *Accounting For Certain Investments in Debt and Equity Securities.* Unrealized gains (losses) on marketable securities available for sale consisted of gross unrealized holding gains of $20,465, which are included in accumulated other comprehensive income. As of September 30, 2008 the Company had included $10,665 of the current year's unrealized losses in other comprehensive income, and reclassified $7,314 from other comprehensive income to operating income.

Note 3: DEPOSIT WITH CLEARING FIRM

The Company has deposited $39,232 with Pershing as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Note 4: EQUIPMENT AND FURNITURE, NET

The equipment and furniture are recorded at cost and summarized by major classifications as follows:

Automobile	$ 84,240
Machinery and equipment	21,951
Furniture and fixtures	10,222
	116,413
Less accumulated depreciation	(99,419)
	$ 16,994

Depreciation expense for the year ended September 30, 2008, was $9,633.

Note 5: INCOME TAXES

The provision for income taxes at September 30, 2008, consisted of the following:

Federal income tax provision	$ 9,081
State income tax provision	3,466
Current income tax provision	12,547
Deferred income taxes (benefit)	–
Total income tax expense	$ 12,547

Note 6: PENSION PLAN

The Company provides certain retirement benefits to its eligible employees. In accordance with Statement No. 112 of the Financial Accounting Standard Board, such costs are to be accounted for on the accrual basis. Pursuant to its commitment to provide retirement benefits to its eligible employees, the Company has a Salary Reduction Simplified Employee Pension Plan (SARSEP). Employees are eligible to participate in the plan after having performed service for the employer during at least one of the preceding five plan years. Employer contributions to the plan are discretionary. Employee and employer contributions vest 100% immediately. A contribution of $22,116 was made to the plan in 2008 based upon earnings for the year ending September 30, 2007.

Note 6: PENSION PLAN (Continued)

This cost was reflected as a deduction in the Company's 2007 income tax return. Similarly, a contribution based upon the current year's earnings will be made to the plan in 2009. The amount of that contribution is expected to be $23,516 and will be reflected in the Company's 2008 income tax return.

Note 7: RENT EXPENSE

The Company had a two (2) year lease for its current office space which expired during the year. The lease was extended for one year. Rent expense under this agreement for the year ended September 30, 2008, was $63,664.

Note 8: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140." The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133 and140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 15, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

Note 9: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u> (Continued)

Accounting for Uncertainty in Income Taxes

In June 2006 the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect the pronouncement will have a material impact upon the Company's financial statements.

Retirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. Adoption of the new standard has not had a material effect on the Company's financial statements.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Fair Value Option

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115". SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of this pronouncement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Note 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2008, the Company had net capital of $433,527, which was $333,527 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($141,256) to net capital was 0.33 to 1, which is less than the 15 to 1 maximum ratio allowed.

Note 11: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $20,890 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 454,417
Adjustments:		
Retained earnings	$ (25,248)	
Non-allowable assets	(2,496)	
Haircuts and undue concentration	6,854	
Total adjustments		(20,890)
Net capital per audited statements		$ 433,527

McClurg Capital Corporation
Schedule I-Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of September 30, 2008

Computation of net capital		
Common stock	$ 16,063	
Retained earnings	441,447	
Unrealized gains (losses) on marketable securities	20,465	
Total stockholders' equity		$ 477,975
Less: Non–allowable assets		
Equipment and furniture, net	(16,994)	
Broker advances	(15,800)	
Deposits	(4,508)	
Total non–allowable assets		(37,302)
Net capital before haircuts		440,673
Haircuts and undue concentration		
Haircuts on marketable securities	(6,878)	
Undue concentration	(268)	
Total haircuts on securities		(7,146)
Net capital		433,527
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 9,417	
Minimum dollar net capital required	100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 333,527
Ratio of aggregate indebtedness to net capital	0.33: 1	

There was a difference of $20,890 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated September 30, 2008. See Note 11.

See independent auditor's report.

McClurg Capital Corporation
Schedule II-Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of September 30, 2008

A computation of reserve requirements is not applicable to McClurg Capital Corporation as the Company qualifies for exemption under rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

McClurg Capital Corporation
Schedule III-Information Relating to Possession or Control
Requirements Under to Rule 15c3-3
As of September 30, 2008

Information relating to possession or control requirements is not applicable to McClurg Capital Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

McClurg Capital Corporation

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended September 30, 2008

Board of Directors
McClurg Capital Corporation:

In planning and performing our audit of the financial statements of McClurg Capital Corporation (the Company), as of and for the year ended September 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
November 14, 2008

END